Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 12, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a circular on December 11, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Circular, dated December 8, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
December 12, 2006		(Signature)
	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of China Life Insurance Company Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

DISCLOSEABLE TRANSACTION

ACQUISITION OF 20.0000% OF THE REGISTERED

CAPITAL OF GUANGDONG DEVELOPMENT BANK CO., LTD.

8 December 2006

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Affiliate”	as applied to any Person, means any other Person from time to time directly or indirectly Controlling, Controlled by or under common Control with such Person;

“Bank Business Day”	other than Saturdays, Sundays and statutory holidays, any normal business day of banks in China, Hong Kong and, for payment purposes only, New York City;

“Board”	the board of Directors;

“China Banking Regulator”	the China Banking Regulatory Commission or its authorized branch offices;

“China Life Subscription Shares”	2,281,684,519 GDB Shares to be issued by GDB to, and subscribed for by, the Company pursuant to the Share Subscription Agreement, representing 20.0000% of the total registered capital of GDB (as enlarged by the issue of the Subscription Shares);

“Closing”	full completion or performance of the transaction contemplated under the Share Subscription Agreement and all related arrangements, matters and responsibilities related to the Subscription Shares;

“Closing Date”	the date on which Closing occurs;

“Co-Investor Agreement”	the co-investor agreement effective as of 16 November 2006 between the Company and the Strategic Investor;

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability and one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies;

“connected person”	has the meaning ascribed to it in the Listing Rules;

“Control”	with respect to any Person means having the ability to direct the management and affairs of such Person, whether through the ownership of voting securities, by contract or otherwise, and such ability shall be deemed to exist when any Person holds a majority of the issued voting securities, or the economic rights and benefits, of such Person, and “Controller”, “Controlled”, “Controlling” and “Controls” shall be construed accordingly;

“Deposit”	an aggregate amount of RMB3,000,000,000 to be remitted by the Investors (including the Company) in accordance with their respective relevant subscription ratio under the Share Subscription Agreement;

“Deposit Escrow Agreement”	the deposit escrow agreement entered into between GDB, the Investors (including the Company), and an escrow agent on 16 November 2006;

“Directors”	the directors of the Company;

“Domestic Bank”	a commercial bank which is incorporated in the PRC and is not subject to regulations imposed on foreign financial institutions by the China Banking Regulator;

“GDB”	Guangdong Development Bank Co., Ltd.;

“GDB Shares”	the shares with a par value of RMB1.00 each in the registered capital of GDB;

“GDB Shareholders”	the shareholders of GDB from time to time; and “GDB Shareholder” means any one of them;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Investors”	the Strategic Investor, the Company, and four other investors (each, an “Investor”);

“Investors Shareholders Agreement”	the investors shareholders agreement and the supplemental agreement thereto both effective as of 16 November 2006 between the Company, the Strategic Investor and the other Investors;

“Latest Practicable Date”	1 December 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Long Stop Date”	means the Bank Business Day immediately after the 45 Bank Business Day period starting on 19 December 2006;

“Payment Date”	the date on which the subscription price will be paid by the Investors pursuant to the terms of the Share Subscription Agreement;

“Person”	any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, government entity or other entity (whether or not having separate legal personality);

“PRC”	the People’s Republic of China, but for the purposes of this circular only excludes Hong Kong, Macau Special Administrative Region and Taiwan Region;

“Representative Shareholder”	Heung Kong Group Limited Company, an independent third party not connected with the Company;

“Restructuring Plan”	the restructuring plan as described in the section headed “Information of GDB” in this circular and more particularly set out in the Share Subscription Agreement;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance, (Cap 571 of the Laws of Hong Kong);

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each;

“Shareholders”	the shareholders of the Company;

“Shareholders Agreement”	the shareholders agreement dated 16 November 2006 between the Company, GDB, the Representative Shareholder, the Strategic Investor and the other Investors;

“Share Subscription Agreement”	the share subscription agreement dated 16 November 2006 between GDB and the Investors (including the Company);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Strategic Investor”	Citigroup Inc., the strategic investor under the Share Subscription Agreement. Citigroup Inc. is an international financial institution with total asset value as at 31 December 2005 exceeding US$1.4 trillion;

“Subscription”	subscription of China Life Subscription Shares by the Company on the terms and subject to the conditions of the Share Subscription Agreement;

“Subscription Shares”	9,764,332,000 GDB Shares to be issued by GDB to, and subscribed for by, the Investors pursuant to the Share Subscription Agreement, representing approximately 85.5888% of the total registered capital of GDB (as enlarged by the issue of the Subscription Shares);

“Supervisors”	the supervisors of the Company;

“Transfer”	(i) offer, pledge, sell, participate, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any GDB Shares or any securities convertible into or exercisable or exchangeable for GDB Shares or (ii) enter into any swap, participation or other arrangement that transfers to another, in whole or in part, any of the economic benefits or consequences of ownership of GDB Shares;

“US”	the United States of America; and

“US$”	the lawful currency of the US.

For the purpose of this circular, unless otherwise indicated, the exchange rates of HK$1 – RMB1.01112 set by the People’s Bank of China for foreign exchange transaction prevailing on 16 November 2006 have been used where applicable. Such conversions are for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Executive Directors: Mr. Yang Chao Mr. Wu Yan Mr. Wan Feng	Registered office: China Life Tower 16 Chaowai Avenue Chaoyang District Beijing 100020, China

Non-executive Directors: Mr. Shi Guoqing Ms. Zhuang Zuojin Independent Non-executive Directors: Mr. Long Yongtu Mr. Sun Shuyi Mr. Ma Yongwei Mr. Chau Tak Hay Mr. Cai Rang	Principal place of business in Hong Kong: 25th Floor, C.L.I. Building 313 Hennessy Road, Wanchai Hong Kong

8 December 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF 20.0000% OF THE REGISTERED

CAPITAL OF GUANGDONG DEVELOPMENT BANK CO., LTD.

INTRODUCTION

The Board announced on 16 November 2006 that the Company entered into the Share Subscription Agreement with GDB, the Strategic Investor and the other Investors, whereby the Company agreed to subscribe for the China Life Subscription Shares, representing 20.0000% of GDB’s total registered capital (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement). In conjunction with the Share Subscription Agreement, the Company, GDB, the Strategic Investor, the Representative Shareholder and the other Investors entered into the Shareholders Agreement, which regulates the respective rights and obligations of GDB Shareholders in respect of the Subscription Shares and the management and operation of GDB. In addition, the Company entered into the Investors Shareholders Agreement with the Strategic Investor and the other Investors, and the Co-Investor Agreement with the Strategic Investor, respectively, in respect of certain rights and undertakings in relation to the GDB Shares held by the Company, and the corporate governance of GDB.

SHARE SUBSCRIPTION AGREEMENT

The Company entered into the Share Subscription Agreement with GDB, the Strategic Investor and the other Investors on 16 November 2006, pursuant to which GDB has conditionally agreed to issue, and the Company, the Strategic Investor and the other Investors have conditionally agreed to subscribe for the Subscription Shares, representing approximately 85.5888% of GDB’s total registered capital (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement).

China Life Subscription Shares

Under the Share Subscription Agreement, the Company, as one of the Investors, will subscribe for the China Life Subscription Shares, representing 20.0000% of the total registered capital of GDB (as enlarged by the issue of the Subscription Shares pursuant to the Share Subscription Agreement).

The China Life Subscription Shares will upon completion of their issue be duly issued and fully paid-up, and shall rank pari passu with all other GDB Shares which have been issued.

Consideration

The total consideration for the China Life Subscription Shares will be in an amount equivalent to RMB5,670,588,234 (equivalent to approximately HK$5,608,225,000), which will be payable in cash. The consideration was determined by the parties after arm’s length negotiations, taking into account the net asset value of GDB after the Subscription, its future earning ability and its business value. The Subscription will be financed from the Company’s internal resources.

The subscription price shall be paid in the following manner:

•	No later than 5 Bank Business Days following the date of the Share Subscription Agreement, the Investors (including the Company) shall remit their respective relevant subscription ratio of the aggregate amount of the Deposit to an escrow account. The Deposit shall be held and released to GDB or returned to the relevant Investors according to the relevant subscription ratio (as the case may be) in accordance with the provisions of the Share Subscription Agreement and those in the Deposit Escrow Agreement.

Based on the subscription ratio of the Company under the Share Subscription Agreement, the amount of the Deposit payable by the Company is in an amount equivalent to RMB701,026,302 (equivalent to approximately HK$693,317,000). The Deposit has been paid in full.

•	The balance of subscription price to be paid by the Company is in an amount equivalent to RMB4,969,561,932 (equivalent to approximately HK$4,914,908,000).

The Company should remit its relevant subscription ratio of the aggregate amount of the balance of the subscription price into escrow accounts on or before 30 November 2006. As the relevant parties have not finalised the arrangements with respect to the escrow accounts for the payment of the balance of the subscription price, the Company has not yet made the payment for the balance of subscription price of RMB4,969,561,932 (equivalent to approximately HK$4,914,908,000). The relevant parties are in discussions to finalise the matters.

Subject to the satisfaction or waiver of the conditions precedent in the manner set out in the Share Subscription Agreement, in accordance with funding arrangements to be agreed upon by the Investors and GDB, the subscription price shall be paid by the Investors on the Payment Date, which is preliminarily scheduled for 18 December 2006 (assuming satisfaction and/or waiver of all conditions precedent) and in no event later than the Long Stop Date.

Conditions Precedent for the Subscription

Conditions precedent to be satisfied by GDB

The Company’s obligation to subscribe for the China Life Subscription Shares under the Share Subscription Agreement is subject to (among others) the following conditions precedent having been satisfied (or waived) on or before the Long Stop Date and such conditions continuing to be satisfied (or remaining waived) on the Payment Date, any of which conditions (other than conditions (a) and (c) set out below) may be waived in whole or in part by the Strategic Investor:

(a)	the issuance by GDB of the Subscription Shares shall be legally permitted by all applicable laws;

(b)	certain steps of the Restructuring Plan as specified under the Share Subscription Agreement shall have been fulfilled or completed;

(c)	GDB shall have obtained from the relevant approval authorities all approvals required to enable GDB to enter into the transactions contemplated by the Share Subscription Agreement and all of the other transaction documents specified in the Share Subscription Agreement;

(d)	GDB shall have received the letter of support from the relevant government in relation to its support for, inter alia, the obligations of GDB under the Share Subscription Agreement, which has been generally agreed by GDB and the Strategic Investor;

(e)	the board of directors of GDB shall have convened a shareholders meeting to be held on, and with a record date of, the Payment Date to approve, amongst others, the appointment of the candidates nominated by the Investors (including the Company) as directors of GDB; and

(f)	the relevant governmental authority shall have deposited RMB6,000,000,000 into a deposit account (to be held subject to the terms of a deposit agreement between the relevant governmental authority and GDB) and GDB shall have delivered to the Strategic Investor a duly executed copy of the deposit agreement, in each case on or prior to the Payment Date.

Conditions precedent to be satisfied by each of the Investors

GDB’s obligation to issue the China Life Subscription Shares to the Company is subject to (among others) the following conditions being satisfied (or waived), on or before the Long Stop Date, and such conditions continuing to be satisfied (or remaining waived) on the Payment Date, any of which conditions (other than Clauses (b), (c), (d) and (e)) may be waived in whole or in part by GDB:

(a)	each of the transaction documents specified in the Share Subscription Agreement to which it is a party shall have been duly executed and delivered by the relevant Investors (except the amended articles of association of GDB);

(b)	the subscription for the Subscription Shares by each Investor shall be legally permitted by all applicable laws;

(c)	where necessary, the board of directors and/or the general meetings of shareholders of each Investor or the representatives duly authorized at such general meetings shall have approved the Restructuring Plan and the transactions contemplated by the Share Subscription Agreement and the other transaction documents therein;

(d)	each of the Investors shall have obtained from the approval authorities all approvals required to enable the Investor to enter into the transactions contemplated by the Share Subscription Agreement and all of the other transaction documents therein to which it is a party; and

(e)	each of the Investors shall have deposited its relevant subscription ratio of the subscription price into the escrow account(s) on or before 30 November 2006.

In the event that any conditions precedent set out in the Share Subscription Agreement fails to be completed or fulfilled in any material respect by 5:00pm (Beijing time) on the Long Stop Date (for any reason including the occurrence of an event of force majeure as set forth in the Share Subscription Agreement) and the Strategic Investor or GDB (as the case may be) does not expressly waive such conditions precedent in accordance with the relevant provisions, either such party (as applicable) may submit a written notice to the other such party to terminate the Subscription and the Share Subscription Agreement. Upon the failure of certain conditions precedent of the Investors to be satisfied (or waived), GDB may forfeit all or a portion of the Deposit paid by the Investors.

Upon satisfaction or wavier of the conditions precedent set out in the Share Subscription Agreement, if the subscription price is not paid to GDB on the Payment Date, GDB shall have the right to terminate the Share Subscription Agreement.

Completion of the Share Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein and payment of the subscription price. As the Share Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

Closing

Closing shall take place on the date of remittance of the payments referred to in the paragraph headed “Consideration” above and subscription of the Subscription Shares in accordance with the terms and conditions of the Share Subscription Agreement, which shall be no later than the Long Stop Date.

SHAREHOLDERS AGREEMENT

GDB, the Representative Shareholder, the Company, the Strategic Investor and the other Investors entered into the Shareholders Agreement on 16 November 2006, which regulates the respective rights and obligations of GDB Shareholders in respect of the Subscription Shares and the management and operation of GDB. The Shareholders Agreement shall come into effect on the Payment Date. Under the Shareholders Agreement:

•	the Company shall not Transfer the China Life Subscription Shares at any time before the third anniversary of the Closing Date (Lock-up Period). However, such restriction does not apply to the Transfer by the Company of the China Life Subscription Shares to any of their wholly-owned Affiliates that satisfy the qualifications of the China Banking Regulator provided that the Company, in each case, issues a guarantee in favour of GDB on the terms and conditions agreed between the Company and GDB to guarantee the assignee’s performance of its obligations and such assignee immediately procures the transfer of the shares to the Company upon ceasing to be a wholly-owned or 100 percent Affiliate. After the expiration of the Lock-up Period, if GDB has completed a public listing, the Company may Transfer any or all of the China Life Subscription Shares provided that (i) it shall notify GDB in writing prior to the Transfer of any shares; and (ii) the Company shall, when Transferring any of its shares, take all reasonable steps to avoid the creation of a false or disorderly market;

•	the board of directors of GDB shall consist of a minimum of five and a maximum of 19 directors, and shall include three independent directors. The board of directors of GDB shall initially consist of 17 directors. The Company shall, subject to certain adjustments, be entitled to nominate three directors and one independent director. If at any time, the Company owns less than five percent of the GDB Shares, the Company shall cease to be entitled to nominate any directors to the board of GDB;

•	each of the Company, the Strategic Investor and the other Investors undertake to exercise its voting rights in respect of its GDB Shares to approve the shareholders resolution to appoint each director candidate nominated pursuant to the Shareholders Agreement.

OTHER RELEVANT AGREEMENTS

Following the signing of the Share Subscription Agreement and the Shareholders Agreement, the Company entered into the Investors Shareholders Agreement with the Strategic Investor and the other Investors, and the Co-Investor Agreement with the Strategic Investor, respectively. Pursuant to these agreements:

•	the Company shall have certain pre-emptive rights to subscribe to shares in connection with required and additional capital or funding by GDB pursuant to the terms of the Investors Shareholders Agreement and the Co-Investor Agreement;

•	each of the Strategic Investor and the Company has agreed to limit its ability to encumber its GDB Shares subject to the other’s reasonable consent;

•	the Company may not sell, transfer or otherwise dispose of any GDB Shares without the prior written consent of the Strategic Investor up to and on the third anniversary of the Payment Date. Following the third anniversary of the Payment Date, the Company shall have the right to transfer all or any portion of the GDB Shares it then holds without the prior consent of the Strategic Investor so long as the transferee’s business is not principally in any commercial banking (corporate and retail banking) business (including consumer finance business);

•	the Company shall be entitled to nominate a person to be the chief synergy officer of GDB. The role of the chief synergy officer shall be to assess and explore business cooperation opportunities and possible synergies between the Company and GDB in the area of bancassurance with a view to marketing and promoting products developed by the Company. If the Company nominates a candidate as chief synergy officer after the Payment Date, the Company may cause one of its directors to resign and appoint the chief synergy officer as the replacement director for such resigning director; and

•	the Company and the Strategic Investor agreed that in the event of a default by either party as specified in the Co-Investor Agreement, the other party may give a notice of sale to the defaulting party requiring the defaulting party to sell all or some of its GDB Shares at a sale price equal to the net asset value of GDB as determined in accordance with the terms of the Co-Investor Agreement, multiplied by the proportion of the sale shares over the number of GDB Shares as at the date of such transfer.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, each of GDB, the Investors (excluding the Company) and their respective beneficial owner(s) are independent of the Company and its connected persons.

INFORMATION ON GDB

GDB is a joint stock commercial bank established in accordance with the PRC law with a registered capital of RMB3,585,658,600, divided into 3,585,658,600 issued shares with a par value of RMB1 each. GDB is implementing a capital increase and shareholding expansion, so that increased capital shall be an amount of RMB11,408,422,597 in aggregate including the number of GDB Shares of existing shareholders recalculated by reference to the Restructuring Plan of GDB. The Subscription Shares comprise part of the increased capital referred to above. The Restructuring Plan is a financial restructuring pursuant to which GDB (i) will sell part of its non-performing assets to Guangdong Finance Investment (Holding) Corporation Ltd.; and (ii) proposes to issue the Subscription Shares representing approximately 85.5888% of the total registered capital of GDB.

As at 30 June 2006, GDB’s net asset value (prepared in accordance with IFRS) was approximately RMB2,735,668,000. For the two years ended 31 December 2005, the consolidated profit before and after tax of GDB (prepared in accordance with IFRS) is approximately as follows:

	For the year ended 31/12/2004		For the year ended 31/12/2005
Profit before tax	RMB	712,344,000	RMB	454,490,000
Profit after tax (loss)	RMB	62,755,000	RMB	(150,145,000)

REASONS AND BENEFIT FOR THE SUBSCRIPTION

GDB is one of the leading commercial banks in South China. The Subscription is part of the overall development strategies of the Company. Through its investment in GDB, the Company strives to explore business cooperation opportunities and possible synergies between the Company and GDB in the area of bancassurance with a view to marketing and promoting products developed by the Company, as well as to further improve its investment return and create a greater value for the Shareholders.

The Directors (including the independent non-executive Directors) consider that the terms of the Subscription are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

It is currently intended that the China Life Subscription Shares will be held as a long term investment.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The consideration for the Subscription will be financed through the Company’s own internal resources. The Board believes that currently the Subscription will not give rise to any material effect on the earnings, assets and liabilities of the Group.

LISTING RULES IMPLICATION

The Subscription constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board of China Life Insurance Company Limited

Yang Chao Chairman

APPENDIX GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(A) Directors’ and Supervisors’ interests in the shares of the Company

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive had interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, Supervisors and chief executive were deemed or taken to have under the provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein or otherwise to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(B) Interests of Substantial Shareholders of the Company

As at the Latest Practicable Date, as far as is known to any Directors and chief executive, the following persons (other than the Directors, Supervisors and chief executive) had interests or short positions in the shares or underlying shares of the Company under the Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held	Percentage of the Respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance (Group) Company	Beneficial Owner	Domestic Shares	19,323,530,000(L)	100	72.2

Lee Shau Kee(1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620(L)	5.76	1.60

Leeworld (Cayman) Limited(1)	Trustee	H Shares	428,358,620(L)	5.76	1.60

Leesons (Cayman) Limited(1)	Trustee	H Shares	428,358,620(L)	5.76	1.60

Lee Financial (Cayman) Limited(1)	Interest of controlled Corporations	H Shares	428,358,620(L)	5.76	1.60

Shau Kee Financial Enterprises Limited(1)	Interest of controlled corporations	H Shares	428,358,620(L)	5.76	1.60

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held	Percentage of the Respective type of Shares	Percentage of the total number of Shares in issue
Richbo Investment Limited(1)	Beneficial owner	H Shares	428,358,620(L)	5.76	1.60

Deutsche Bank Aktiengesellschaft(2)	Beneficial owner, investment manager and person having security interested in shares	H Shares	650,919,139(L) 439,056,512(S)	8.75 5.9	2.43 1.64

JPMorgan Chase & Co.(3)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	H Shares	640,673,421(L) 70,321,832(S) 255,654,700(P)	8.61 0.95 3.44	2.39 0.26 0.96

KBC Group N.V. (4)	Beneficial owner	H Shares	520,938,617(L) 157,046,391(S)	7.00 2.11	1.95 0.59

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Note (2):	Deutsche Bank Aktiengesellschaft was interested in a total of 650,919,139 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxembourg, DWS Investments Italy SGR S.p.A., Deutsche Bank AG Frankfurt, Deutsche Vermogensbilidungsgesellschaft mit beschrankter Haftung, Deutsche Bank (Suisse) S.A. and Deutsche Bank AG Singapore Branch were interested in 1,988,000 H shares, 15,566,000 H shares, 5,688,000 H shares, 660,000 H shares, 108,150,000 H shares, 28,158,000 H shares, 1,170,000 H shares, 32,000 H shares, 377,000 H shares, 20,000 H shares and 181,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 439,056,512 H shares (5.90%).

Note (3):	JPMorgan Chase & Co. was interested in a total of 640,673,421 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited were interested in 256,919,700 H shares, 12,183,512 H shares, 15,202,409 H shares, 4,339,000 H shares, 223,608,000 H shares, 4,472,000 H shares, 426,000 H shares, 7,560,000 H shares, 107,413,800 H shares and 8,549,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 640,673,421 H shares are 255,654,700 H shares (3.44%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests - Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 70,321,832 H shares (0.95%).

Note (4):	KBC Group N.V. was interested in a total of 520,938,617 H shares in accordance with the provisions of Part XV, SFO. Of these shares, KBC Investments Hong Kong was interested in 520,938,617 H shares. KBC Investments Hong Kong is an indirectly controlled subsidiaries of KBC Group N.V.

KBC Group N.V. held by way of attribution a “short position” as defined under Part XV, SFO in 157,046,391 H shares (2.11%).

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

Save as disclosed below, as at the Latest Practicable Date, the Company was not engaged in any litigation or claim of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

The Company and certain of its past and present directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March, 2004 and 14 May, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). The plaintiffs filed a consolidated amended complaint on 19 January, 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March, 2005. The plaintiffs then further amended their complaint. The defendants moved to dismiss the second amended complaint on 18 November, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

4. DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with any member of the Group which was not determinable by the Company within one year without payment of compensation other than statutory compensation.

5. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates had any interests in a business which competes or may compete with the businesses of the Group.

6. MISCELLANEOUS

a.	The registered office of the Company is China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

b.	The principal place of business in Hong Kong is 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong.

c.	The company secretary of the Company is Mr. Heng Kwoo Seng, CPA and FCA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Yang Zheng, AICPA.

d.	The Hong Kong share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

e.	In the event of inconsistency, the Chinese text of this circular shall prevail over the English text.